

March 1, 2023

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People's Republic of China, 361021

> **Re: EPWK Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 9, 2023**
> **File No. 333-269657**

Dear Guohua Huang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed February 9, 2023

Capitalization, page 70

1. Please explain to us and disclose what the new column "As Adjusted for the Subsequent Issuance of New Shares" represents. Explain to us why the dollar amount of ordinary shares in this new column changed from the actual amount. Further, explain to us and disclose how this new column is to differ from the "Pro Forma As Further Adjusted" and what the "further" adjustments in this column are.

2. As requested in comment 24 of our September 9, 2022 comment letter, please revise this section to reflect your Class B Ordinary Shares.

Taxation, page 163

3.   You state that this section is the opinion of Messina Madrid Law PA with respect to
United States tax law, however the exhibit index does not contain a tax opinion from
Messina Madrid Law PA; please advise and revise. Please revise this section to state that
the disclosure with respect to Cayman Islands tax law is the opinion of Ogier.

Index to Financial Statements, page F-1

4.   Please explain to us and disclose as appropriate the reason for changes in the reported
dollar amounts for ordinary shares and additional paid capital on the balance sheets and
the statements of changes in shareholders' equity from your last filing on December 9,
2022.

General

5.   Please file a consent for each director nominee. Refer to Securities Act Rule 438.

6.   We note that you filed Exhibits 10.6-10.12 in response to comments 10 and 37 of our
September 9, 2022 comment letter. Please also briefly describe the material terms and
conditions of these agreements.

7.   We note Section 33 of the Amended and Restated Memorandum and Articles of
Association. Please revise your registration statement to clearly and prominently describe
the provision, including the relevant forum for litigation and any subject matter
jurisdiction carve out, as well as describe any risks or other impacts on investors,
including increased costs to bring a claim and that these provisions can discourage claims
or limit investors' ability to bring a claim in a judicial forum that they find favorable. In
addition, address any uncertainty about the enforceability of this provision; in this regard
we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal
and state courts over all suits brought to enforce any duty or liability created by the
Securities Act or the rules and regulations thereunder.

8.   Please revise the filing fees table to include the warrants to be issued in this offering, and
supplementally confirm that the shares constituting the over-allotment option have been
included in the filing fees table.

9.   Please revise Section 6 of Exhibit 5.1 to refer to all of the sections of the registration
statement in which counsel is named.

10.   Please revise Exhibit 8.1 to clarify that the assumption in Section A(2)(7) does not apply
to the PRC or PRC Entities. Revise Section D(7) as it appears to conflict with Section
A(1).

11.   Please file an opinion on the legality of the warrants being offered. Refer to Section
II.B.1.f of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Fang Liu, Esq.